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[WICKERSHAM & MURPHY
LETTERHEAD]

March 10, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds, Legal Branch Chief
Re:	S&W Seed Company Registration Statement on Form S-1 (Registration No. 333-164588) Originally Filed January 29, 2010

Ladies and Gentlemen:

        On behalf of our client, S&W Seed Company (the "Company" or "S&W Seed Delaware"), we are hereby filing Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on January 29, 2010 (the "Registration Statement"). Concurrently with the transmission of this correspondence via EDGAR, we are providing the Staff hard copies of this letter and marked copies of Amendment No. 1, together with hard copies of the supplemental information and documents referenced in the letter. This package will be arriving on March 11.

        Amendment No. 1 has been revised to reflect the Company's responses to the comments received by facsimile on February 26, 2010 from the staff of the Commission (the "Staff"), including, without limitation, inclusion of the Company's unaudited financial statements for the six months ended December 31, 2009 and all updates derived therefrom. For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted.

        The Company's responses to the Staff's February 26, 2010 comments are as follows:

General

        1.     Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriter has received clearance from FINRA.

        Response:    The Company acknowledges the Staff's comment and confirms that it will ensure that the Staff receives a copy of the no objections letter or a telephone call from a representative of the Financial Industry Regulatory Authority confirming that the FINRA Staff has completed its review and has no further concerns regarding the underwriting compensation terms and arrangements pertaining to this offering.

        2.     Prior to effectiveness, please have a NASDAQ representative call the staff to confirm that your securities have been approved for listing.

        Response:    Company acknowledges the Staff's comment and confirms that it will ensure that the Staff receives a copy of the NASDAQ welcome letter or a telephone call from the a representative of The NASDAQ Stock Market confirming that the Company's securities have been approved for listing on the NASDAQ Capital Market.

        3.     Considering the impact of the acquisition of S&W Seed Holdings, LLC in January 2010, please revise to present separate pro forma financial statements in accordance with Rule 8-05 of Regulation S-X. In addition, please provide a detailed discussion of how you intend to account for the acquisition and cite the specific authoritative literature utilized to support your accounting treatment.

        Response:    The Company has presented separate pro forma financial statements in accordance with Rule 8-05 of Regulation S-X. These pro forma financial statements are included in Note 11 of the consolidated financial statements of Seed Holding, LLC. Please see page F-21. The Company has accounted for the January 2010 share exchange in accordance with the standards promulgated by the FASB regarding transactions between entities under common control, ASC 805-50-15. Accordingly, acquisition accounting did not apply, and there was no step up in basis as a result of this transaction. Accordingly, the Company respectfully requests that the Staff waive this comment with no need for revision of the Amendment.

        4.     Because the operations of the company were formerly a tax exempt enterprise, please provide pro forma tax and earnings per share data on the face of historical statements for latest fiscal year and interim period.

        Response:    In response to the Staff's comment, the Company has added a new section—Unaudited Pro Forma Supplemental Disclosure—to its historical financial statements for the fiscal year ended June 30, 2009 and the six months ended December 31, 2009 to reflect pro forma tax and earnings per share data. Please see Page F-4.

Prospectus Summary, page 3

        5.     We note that the company is engaging in, or has engaged in, several structuring transactions in anticipation of this offering. In order to assist the reader, we suggest that you supplement your narrative disclosure with a before and after description of your corporate structure and these transactions.

        Response:    In response to the Staff's comment suggesting that the Company supplement its narrative disclosure regarding the corporate structure and structuring transactions, the Company has revised the "Company History and Corporate Information" subsection of the Prospectus Summary to describe the corporate history and transactions as the Company evolved from its inception as a general partnership to its current corporate structure as a Delaware corporation in bullet points rather than a lengthy narrative paragraph. It was not feasible to present a "before" and "after" presentation because the structure evolved in pieces. However, we hope that the expanded discussion alleviates the Staff's concern and provides a roadmap for the reader to understand the evolution. Please see page 5.

Risk Factors, page 10

        6.     Please revise the risk factor per page 18 "If we do not maintain an effective registration statement . . ." to clarify that a purchaser of a unit may pay the full unit purchase price solely to acquire the shares underlying the unit as the warrants may expire worthless.

        Response:    The Company agrees that the suggestion made by the Staff correctly alerts purchasers to the fact that there are circumstances under which payment of the unit purchase price could ultimately result in the ownership of only the shares component of the unit. The relevant risk factor on page 20 has been revised to highlight this additional risk.

        7.     Please revise the risk factor per page 18 "The redemption of the public warrants issued in this offering. . ." to address the fact that the warrant holders may not be able to exercise their warrants during the 30-day period prior to the redemption date as an effective and current registration statement may not be available. Under these circumstances, a warrant holder may receive much less than fair value for their warrants if they are redeemed.

        Response:    In response to the Staff's comment, the Company has revised the risk factor relating to redemption of the public warrants to highlight the fact that warrantholders may not be able to exercise their warrants during the redemption period if there is not a current and effective registration statement available, which would result in the warrantholder possibly receiving less than fair market value for the warrants upon redemption. Please see page 20.

        8.     On page 21 you indicate that you have currently identified material weaknesses or some other deficiency in internal control. While Item 308 of Regulation S-K does not currently apply to the company, it was unclear what weaknesses the company had identified and what impact they had on your offering. Please disclose.

        Response:    In response to the Staff's comment, the risk factor addressing the added cost of becoming a public company, which includes a reference to anticipated additional costs of complying with SOX 404, has been revised on page 22 to expressly disclose two material weaknesses of the Company's pre-public operations that the Company has identified: That is, (a) due to its historical small staffing requirements, in the past there has not been adequate segregation of duties, when considered from the standpoint of a public company; and (b) the Company's staff was not experienced in GAAP accounting and SEC compliance. The Company has taken steps to address these issues as follows:

            (i)  The Company hired a new Chief Financial Officer, who brings expertise in implementing policies and procedures to ensure an adequate set of internal controls, and who has the background and expertise to oversee the Company's proper accounting and its SEC compliance requirements.

           (ii)  The Company engaged consultants from Cardiff Partners, LLC (the firm under whose auspices the Company has retained its new CFO) to implement internal control policies and procedures to ensure timely and accurate financial reporting.

        Because of the Staff's long-held position that it is not appropriate to discuss what an issuer has done to mitigate a risk it has disclosed, the Company has not included in this risk factor the steps it has taken.

Use of Proceeds, page 23

        9.     Please revise your table to separately present the $1.8 million line of credit repayment to Wells Fargo and the $730,000 in promissory notes related to your purchase of the general partnership interests. Also, revise to address the personal guarantees associated with the line of credit as well as any direct or indirect payments to be received by related parties as a result of the repayment of the notes. This may be in the form of a cross reference to this discussion elsewhere in your document. Lastly, state the interest rate and maturity for each debt as required by Instruction 4 to Item 504 of Regulation S-K.

        Response:    In response to the Staff's comment suggesting additions to the use of proceeds disclosure, the use of proceeds table and narrative below the table have been expanded. The table in the Amendment includes a line item for repayment of the Wells Fargo line of credit and a line item for the payment of the promissory notes issued in connection with the purchase of partnership interests, which has the effect of greatly reducing the amount of net proceeds previously allocated to working capital. The details relating to the notes themselves are disclosed in the narrative below the table, including expressly clarifying that, in paying off the notes, no officer, director or principal stockholder will receive a direct or indirect payment. Please see page 25.

        10.   We note that a significant amount of the offering proceeds have been allocated to general corporate and working capital purposes. Please either revise to provide more specificity regarding the use of proceeds, or discuss the principal reasons for the offering, given the lack of specificity. See Item 504 of Regulation S-K.

        Response:    In response to the Staff's request for further specificity regarding use of proceeds, the Company has expanded the disclosure on page 24 to discuss that one of the principal reasons for the offering is to provide greater working capital to enable the Company to carry larger inventories of alfalfa seed for extended periods, which the Company believes will be a competitive advantage. Moreover, as discussed in response to Comment No. 9, a material portion of the working capital allocation in the original filing has been reallocated in the Amendment from working capital to specifically reflect repayment of the Wells Fargo Bank line of credit and repayment of the notes to purchase a portion of the general partnership that will become due to the general partners shortly after the closing, as discussed in response to Comment No. 9. As a result, less than 50% of the net proceeds is allocated to working capital in the Amendment. Please see page 25.

        11.   We note the disclosure on page 23 that "the foregoing discussion is merely an estimate based on our current business plan" and we may find it necessary or advisable to use portions of the net proceeds we receive from this offering for other purposes, and we will have broad discretion in applying the net proceeds of this offering." We note similar disclosure in the last risk factor on page 17. We direct your attention to Instruction 7 to Item 504 of Regulation S-K, which allows the company to reserve the right to change the use of proceeds, provided such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise the disclosure accordingly.

        Response:    In response to the Staff's comment regarding the Company's discretion to apply the proceeds differently than set forth in the prospectus, the Company has revised the language of the risk factor on page 20 and at the conclusion of Use of Proceeds on page 26 to reflect that the amounts allocated among the specified uses of proceeds could change if the Company deems it necessary or advisable to do so. This provision is in contrast to the language in the original Registration Statement that implied that the Company could potentially use the net proceeds for purposes not previously specified in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

        12.   Please revise to discuss, in quantified terms, the likely financial impact to your results associated with your being taxable as a corporation going forward.

        Response:    In response to the Staff's comment, the Company has quantified the likely financial impact on its results of the conversion from a non-taxable "flow-through" entity to a taxable corporate entity. Specifically, the Overview has been revised to disclose that the Company's future results will be subject to a statutory tax rate of 42.8%. Please see page 30.

        13.   We note the statement in your Overview that in fiscal year 2010 the company began to alter the historical course of its business. Please revise to briefly explain the rationale for this.

        Response:    The Company believes that it did explain the rationale for altering its historical course. However, in trying to keep the discussion relatively short, perhaps the message was not clearly stated. The Overview explains that, since inception, the general partners built their business with the intent of developing high quality non-dormant alfalfa seed that would be valued among growers in the Company's selected markets but growing the business only enough to earn only sufficient revenue to allow them to take out, through partnership draws and otherwise, the amount of money they wanted or needed. They did not need to concern themselves with stockholders or other commonly-considered constituencies, and therefore, growth of the business, increased profits and other pressures were not foremost concerns of the partners.

        The change of course has come about since Seed Holding, LLC purchased a majority interest in the Partnership when the original partners decided to retire. Through the several transactions that have resulted in converting the business from a partnership to a C corporation, new management has taken over the business, and the business goals have changed, both because management has changed but also because there are other constituencies that have a stake in the business. Rather than being simply a lifestyle support for five general partners, the management team now running S&W Seed desires to grow the business for the stockholders, both by taking advantage of the growth potential inherent in the under-utilized existing seed processing facility (by processing and selling more alfalfa seed) and by venturing into the stevia business, a completely new market in the U.S., which management believes has an enormous growth potential in the near future. The Company has revised this discussion in the Overview to try to more clearly make this point, although not in the detail discussed in this letter. Please see page 29.

        14.   Please discuss the material trends, events and uncertainties that may impact your business in the overview section. For instance, we note the plan to enter the stevia plant business.

        Response:    In response to the Staff's comment, the Company has expanded its discussion in the Overview to more clearly highlight the material trends, events and uncertainties. Specifically, the Company has revised its discussion to make clear that it is going into the stevia business but, that at this point in time, whether this venture will be successful or not is unknown. The Company has also highlighted the primary uncertainties of the expansion of its alfalfa seed business. Please see page 29.

        15.   Please revise to disclose the total amount paid or payable for the purchase of the entire partnership. Also, revise to indicate how much of this total purchase price is currently payable.

        Response:    In response to the Staff's request to disclose the full purchase price for the Partnership, the Company has revised the disclosure to expressly state that the full purchase price of S&W Seed Company (the partnership) by Seed Holding, LLC and S&W Seed (the issuer) is $3,819,543 in cash and 69,000 shares of S&W Seed Delaware's Common Stock, which shares were issued in exchange for 560 membership units in Seed Holding in the Section 351 exchange transaction. In addition, the discussion clarifies that $1,330,000 of the net proceeds of the offering will be used to pay the $730,000 in notes that will come due to the partners and the $600,000 required to purchase the remaining 15% partnership interest, both of which will close within three days of the closing of the IPO. Please see page 31.

Three Months Ended September 30, 2008 compared to the Three Months Ended September 30, 2009, page 28

        Please note that the Company has included unaudited financial statements for the six month periods ended December 31, 2008 and 2009 in the Amendment. All responses to the comments below have been included in the discussion of the December financial results, to the extent they remain relevant for the six month periods.

General

        16.   Please revise your disclosure for each period presented to better quantify each factor cited as the cause of a material change in your financial statement line items. For example, revise your disclosure to quantify the effect of changes in the quantity of seeds sold compared to changes in pricing from the prior period.

        Response:    In response to the Staff's comment, the Company has revised its disclosure throughout the Results of Operations subsection of MD&A to better quantify the causes of material changes in the various financial statement line items.

Results of Operations, page 28

        17.   Please revise your page 29 disclosure to indicate how much you anticipate increasing your research and development spending by.

        Response:    The Company estimates that it will increase research and development spending in the current fiscal year by approximately $300,000 per annum. The discussion in Results of Operations has been expanded to include this estimate. Please see pages 32 and 33.

        18.   We note that you have cited delays in shipments to foreign customers as a cause of the decrease in revenue during the three months ended September 30, 2009. Please revise to explain the cause of this delay in the context of your operations.

        Response:    Before addressing the specific subject of this comment, please note that the Company has inadvertently caused some confusion that has been addressed throughout the Amendment. Although a large percentage of the Company's seed is sold in foreign markets, particularly in Saudi Arabia, the Company's customer for these sales is Genetics International, Inc., which is a domestic distributor that, in turn, sells internationally. Therefore, it is not technically correct for the Company to talk in terms of foreign customers since all of the customers to whom it sells product are domestic entities. However, the end users to whom this customer sells are located outside the U.S.

        With that clarification in mind, please be advised that the delays in shipments to locations outside the U.S. were not the result of the Company's operations but, rather, a consequence of timing of purchases by the Company's largest customer, that is, the distributor mentioned above. As already disclosed in the Registration Statement, due to the concentration of sales to its distributor that sells into Saudi Arabia, which represented 43% of sales in the 2009 Fiscal Year, the Company's month-to-month and quarter-to-quarter sales are subject to the fluctuation based on the timing of shipments. The previous disclosure of delays in shipments represented timing differences of sales to that distributor. We have revised the disclosure in the discussion of revenue for the year-to-year analysis to reflect this fact. Please see page 32. However, we have not made similar disclosure in the six-month period discussion because the Company's sales to the distributor were higher versus the comparable period in the prior year and a reference to a delay in shipments was no longer accurate or warranted.

Fiscal Year Ended June 30, 2008 Compared to the Fiscal Year Ended June 30, 2009

Net Income Including Non-Controlling Interests, page 31

        19.   We note that you have cited the later delivery of shipments to Saudi Arabia as a cause of the decrease in net income including non-controlling interests during the fiscal year ended September 30, 2009. However, it does not appear that this was identified as a causal factor in your discussion of revenue and cost of goods sold for this period. Please revise.

        Response:    Please see the response to Comment No. 18.

Liquidity, page 31

        20.   We note your disclosure that you typically pay your contracted growers in February. Please revise to indicate whether you have sufficient cash on hand, absent the offering proceeds, to make these payments. If not, please quantify the amounts which may be paid to related parties. Also, with respect to your line of credit, please indicate whether you have additional borrowing capacity during the extension period.

        Response:    In recent years, initial payments to growers have been made in the second quarter, with final payments made in the third quarter or, on occasion, later. The current fiscal year production agreements provide for a February final payment. The Company has long-standing relationships with its growers and has the ability to extend payment terms to coincide with the receipt of collections from its customers. In the current fiscal year, the Company has paid its growers approximately 65% of the total obligation for the Fall 2009 harvest. Based on discussions with its growers, the Company plans to pay the remaining balances before the end of the fiscal year and believes it will have sufficient cash on hand to make these payments.

        As disclosed in the Amendment, the Company renewed its line of credit with Wells Fargo with a new maturity date of April 1, 2011. Management has not requested an increase in the line of credit. However, based on discussions with personnel at Wells Fargo, management is confident that the Company's borrowing base with Wells Fargo would support an increase in the line, if desired. Additionally, management believes that it has other financing sources and options available to the support the working capital and operations of its business. Although the Company does not "need" the public offering to pay its obligation to its growers, a portion of the use of proceeds that is allocated to working capital may be used for that purpose, the exact amount to be determined depending on the timing of the offering.

        We have revised the disclosure on page 34 to clarify the current arrangements with the Company's growers for the 2009 harvest. We also have disclosed that the net amount due to Triangle T, a related party grower, is $28,908 as of February 28, 2010.

Summary of Cash Flows, page 32

General

        21.   Please revise your disclosure to provide an analysis of the components of the statement of cash flows that explains the significant year-to-year variations in the line items presented (i.e., accounts receivable, inventory, accounts payable, etc). For example, considering your statement that increases in inventory during your first and second fiscal quarters typically relate to the seasonal build-up of raw materials, please explain the substantial increase in finished goods inventory at September 30, 2009.

        Response:    In response to the Staff's comment, the Company has revised the disclosure to provide an analysis of the components of the statement of cash flows that explains the significant year-to-year variations in the line items presented. Please also note that the Company also corrected its disclosure to clarify that its seasonal build-up of inventory is finished goods, not raw materials. Please see page 36.

        22.   Please revise to disclosure your cash balance as of the most recent practicable date and indicate whether you have sufficient cash and working capital to conduct operations for one year.

        Response:    In response to the Staff's request to expand the Company's discussion of the sufficiency of its cash and working capital, the general discussion of cash flows has been expanded to include a cash balance as of February 28, 2010 and further to indicate that the Company believes it will have sufficient cash and working capital to conduct operations for one year when taking into account cash from operations, its line of credit and the net proceeds from this offering. Please see page 36.

Business, page 51

        23.   Please explain how you determined that the improved seed variety is "15% more salt tolerant than SW 9720."

        Response:    Please be advised that a fresh look at this disclosure revealed the fact that there had been some confusion as to which seed variety we claim is 15% more salt tolerant than SW 9720. In fact, the reference should be to our relatively new variety, SW 9215, which will be sold in commercial quantities for the first time in the upcoming season. We have revised the disclosure in the Amendment in the Business section on page 41 as well as in the Company section on page 4, to clarify this confusion.

        However, in response to the Staff's request for an explanation of the claim regarding the salt tolerance claim, we can provide you with the following information:

        SW 9215 tested 18% more salt tolerant than SW 9720 in tests conducted by Dr. Steven Smith, University of Arizona at Tucson, Arizona in 2003. These tests were conducted under controlled environmental conditions in a green house. Plant growth was harvested and weighed for 400 plants over three harvest periods using salty irrigation water (115 mM NaCl) and compared with results of 400 plants irrigated with good quality water. The result for each tested variety were compared with the results of a "salt-resistant check" variety.

        Following are the results comparing SW 9720, SW 9215 and the check variety, "Salado" in the Tucson, Arizona tests:

	Total Yield Over Three Harvests (g/plant) when irrigated with
Entry	115 mM NaCL	Control H20	Salt Yield as a Percentage of Salado Variety	Mortality with 115 mM NaCl in Percentage
Salado	1.180	1.323	100%	3
SW 9720	1.187	1.463	101%	11
SW 9215	1.404	1.522	119%	0

        These results indicate that both SW 9720 and SW 9215 yield more forage under both salty and good irrigation water usage than does the check variety. Although SW 9215 yielded 18% more than SW 9720, the Company has been conservative with this and claims only 15% improvement in salt tolerance for SW 9215 over SW 9720.

        We do not believe that this technical explanation backing up the claim stated in the Registration Statement regarding salt tolerance would contribute meaningfully to an investors' understanding or appreciation of the Company's business. Accordingly, we respectfully request that the Staff accept this information on a supplemental basis, but not require it to be included in the Company's disclosure.

        24.   Please explain the development of the alfalfa seed products. Clarify whether any other parties were involved in the development of your products. For instance, we note the disclosure on page 42 that you plan to propose joint stevia development to UC Davis and the California Department of Agriculture.

        Response:    In response to the Staff's request for an explanation regarding the development of alfalfa seed products, please be advised as follows:

        The Company produces, conditions and markets certified alfalfa varieties that are optimized for Mediterranean climates. Alfalfa plants that contribute genetics to the Company's alfalfa varieties are selected from old alfalfa plantings by visual means for preferred characteristics of both above ground shoot growth and for healthy roots under adverse growing conditions.

        Seed development is divided into three stages: The breeder generation of seed is planted to produce the foundation generation of seed. Foundation seed is planted to produce certified seed for marketing.

        The selection process and seed production process are conducted outdoors under normal field growing environmental conditions. Our competitors' varieties are mostly developed in greenhouses with fabricated soils and controlled atmospheric conditions.

        These plants are transplanted to an outdoor nursery with highly saline soils and caged in 30 feet by 30 feet plots for cross-pollination of flowers using both honey bees and leafcutting bees to produce what is known as synthetic generation #1 seed. ("Syn 1 seed").

        Syn 1 seed is then planted in another block within the outdoor nursery to determine if plant growth is uniform for desired visual traits. If plant growth is acceptable, then second generation seed ("Syn. 2 seed") is produced. Syn 2 Seed is tested for forage yield in third-party university yield trials in the expected areas of environmental use. Syn 2 seed is also tested for resistance to several insects, diseases and nematodes by a contracting laboratory in Farmington, Minnesota (Crop Characteristics).

        If the yield trial data and resistance data are excellent, we may then pursue salt tolerance selection of plants with Dr. Steven Smith, University of Arizona, Tucson. This process may take two to four generations of plant selection and seed production in the S&W nursery to produce the final breeder seed for a salt-tolerant variety.

        Testing of S&W alfalfa varieties for yield and resistance characteristics is all done by professional third-party contractors to protect against potentially biased results. All of the Company's alfalfa varieties are certified by the California Crop Improvement Association at U.C. Davis prior to marketing.

        In response to the Staff's request that the Company explain its seed development process, the Company has added a new subsection to the Business section entitled "Seed Product Development" in which it sets forth the above disclosure. Please see page 46.

        25.   We note your statement on page 37 that your facility is operating at 25% capacity. Please revise to indicate how capacity was calculated.

        Response:    In response to the Staff's request for substantiation of the claim that plant utilization is only at approximately 25%, the Company is providing below the facts and assumptions used in arriving at the estimation:

  •
  The facility currently operates two cleaning lines with one 8-hour shift for approximately 100 days between July and November. This process schedule has the capacity to produce 3.0 million pounds of product (i.e., 1.5 million pounds per line per shift). This equates to 3,750 pounds per hour for the two lines. In Fiscal 2010, the Company processed approximately 2.25 million pounds, meaning that without any changes at all, the Company has the capacity to process an additional 750,000 pounds per year, or 33.3% over its current utilization.

  •
  Without any plant modifications, the operations could expand to three 8-hour shifts on each of the two processing lines, thereby increasing the capacity by 6.0 million pounds (i.e., 1.5 million pounds per additional line per additional shift), bringing the plant capacity up to 9.0 million pounds per year, compared to the 2.25 million pounds processed in fiscal 2010.

  •
  By extending processing through December 24-hours per day on the two lines (adding 34 days), the capacity would increase by 816 hours for a total of 3,060,000 pounds, bringing the plant capacity to approximately 12.0 million pounds per year. The slightly over 2.25 million pounds processed in fiscal 2010 represent approximately 19% of this capacity.

  •
  Finally, as noted above, the plant is idle for approximately half of the year. The Company could greatly expand its seed cleaning services to clean other small grains, as it has historically provided on a small scale. Making use of the plant during these idle months would expand the capacity of the facility well beyond the 12.0 million pounds on which the Company's current statement of under-utilization was based.

        In summary, conservatively, the facility is capable of processing over 12 million pounds of seed, from July through December, with a 3-shift operation. This does not include the off-season months of January through June, when the equipment is ready but laid up, awaiting the next harvest.

        By running during the entire year, which is a practical possibility, the Company could increase production even further. Based on a full year of operation, the Company's current utilization would be estimated at less than 10% of capacity. Further, at limited expense, the Company could greatly increase the capacity of the smallest of its three production lines. As a result, the Company believes that the 25% capacity utilization estimate is extremely conservative.

        In keeping with the spirit of the Staff's comment, the Company has expanded the disclosure to indicate the basis on which the under-utilization capacity estimate was calculated. However, this information is included in the subheading "Cleaning and Processing" rather than in the Business section overview because we believe the detail fit into the narrative better in that location. Please see page 49.

        26.   Please revise here and elsewhere to briefly address the plans, costs, and risks associated with your expansion in Saudi Arabia.

        Response:    Please be advised that the Company is currently exploring the possibility of warehousing product in Saudi Arabia, with title retained either by the Company or by Genetics International, Inc., the Company's U.S. customer. We believe that by doing so, it may be possible to gain the benefits of local warehousing, but without incurring material expense. The Company has revised the Amendment to clarify that the costs associated with warehousing product in Saudi Arabia are anticipated to be almost entirely related to the actual cost of the product itself and not facilities expense, which the Company estimates will only amount to approximately $50,000. Please see page 49. Transportation risks would be the area of biggest risk, if the Company retains title to the inventory in Saudi Arabia. That risk is addressed in a revised transportation risks risk factor on page 17.

        27.   We note that the company's plans to explore the stevia market It is unclear how comparable stevia is to alfalfa in terms of soil, water-usage, climate, and other needs. Please revise to clarify. In addition, please provide more detail about your potential competitors in this market. Finally, please clarify, if material, the degree to which the company anticipates stevia may cannibalize its sales of alfalfa seed as its farmers shift planting patterns.

        Response:    In response to the Staff's comment regarding certain issues relevant to the Company's plans to expand into the stevia market, please be advised as follows: The consumer end-markets for stevia (a sweetener for human consumption) and alfalfa seed (used to grow hay for animal consumption) are entirely distinct and therefore no market cannibalization will occur. Also, while stevia and alfalfa seed can be grown in the same climate and soil conditions, the Company does not anticipate that stevia would displace any alfalfa seed production and moreover, believes that there is far more acreage available to be planted by the Company's growers to produce either one of these crops. Please see revisions made in the Amendment on page 41.

        With respect to our competitors in the stevia growing market: The bulk of stevia production currently takes place in China, and at present production of the stevia leaf is fractured among many very small family farms in Asia and other parts of the emerging world. While North America is envisaged to be the largest potential consumer market for stevia, only small, hobby-size farming operations exist in the United States at present, producing only extremely limited quantities of stevia leaf. Thus the Company believes that there are no known domestic competitors, and based on the publicly disclosed information from the two primary stevia processing companies (both of which are publicly traded), the Company believes that competition in growing stevia consists of large numbers of small family farming operations in the developing world. Typically these farmers farm plots ranging from sub-acre size to two to three acres and do not utilize mechanized farming and irrigation systems. The Company has revised the Amendment to indicate that the vast preponderance of stevia farmers are subsistence-based farmers in the developing world. Please see page 54.

        28.   Please revise your business discussion to more fully address your alfalfa seed product and production. It was unclear, for example, how you incorporate certain traits into your seeds, how differentiated your product is from competitors, and what pricing power you had for your products. In this respect, but without limit, please revise to address how prices for your seeds are set and the degree to which your seeds are commoditized or sell at a premium to competitors.

        Response:    With respect to incorporation of varietal traits, please see our response to Comment No. 24, which details the Company's plant product development process and has been incorporated in a new subsection of the Business section. In further response to the Staff's comment, the Company has more fully addressed issues related to its alfalfa seed product, production and pricing issues by expanding the discussion in "Our Current Alfalfa Seed Products" at page 46 and "Cleaning and Processing" at page 49.

        The Staff has requested that we address how differentiated the Company's products are from its competitors. We believe that differentiation has been covered in detail in the Registration Statement. We have described our products as being among the most high-yielding, salt-tolerant, non-dormant seed varieties available in the worldwide market. These traits are substantiated by various university trial results, some of which are detailed in the Registration Statement. We have made limited additional disclosures at key points in the Amendment, although we do not believe that additional disclosure regarding this point would lead to a better understanding of the Company and its business. However, if the Staff disagrees, we will consider additional disclosure in a subsequent amendment.

        29.   Please provide the source of all statistical information used throughout the prospectus. For instance we note the statement that 80 million pounds of alfalfa seed are produced in the US each year.

        Response:    In response to the Staff's request for sources of statistical information, the Company is supplementally providing copies of portions of articles and other publications from which the statistics mentioned in the prospectus were drawn. Please note that certain of the statistics are taken from the GLG Life Tech Corporation Form F-10, which was filed with the Commission on November 5, 2009. GLG began trading on NASDAQ in November 2009. GLG extracts Reb-A from the stevia leaf and then sells the processed extract to companies that incorporate it into food and beverages. Companies like GLG are anticipated to be the Company's likely customers. Some of the sources cited in GLG's statistics are studies that S&W Seed Delaware did not purchase but knows to be reputable and are among the most current statistics available. The Company respectfully requests that the Staff allow the Company to use GLG as its source for certain of its statistical information rather than requiring the Company either to purchase the expensive studies or delete information that we believe is useful to investors in understanding the current and potential market for stevia.

        30.   We note the numerous university trials referenced throughout this section. Please provide the citation to the articles or websites that reflect the results of these trials, to the extent public.

        Response:    In response to the Staff's comment, we are supplementally providing the Staff with copies of the official results of alfalfa trials, identifying the relevant variety at the top of the trial reports. Typically, the columns in these test trial reports state the tons per acre for each year during the trials and a cumulative total. These test results substantiate the statements made in the Registration Statement.

        31.   We note that the company has a substantial amount of international sales, including sales in Saudi Arabia. It was unclear what foreign exchange risk, if any, the company had as a result of its sales activities and accounts receivable balances. In addition, it was unclear what exposure the company would have following the planned opening of its warehouse in Saudi Arabia. Please advise or revise. Lastly, consider adding risk factor disclosure as appropriate.

        Response:    In considering the Staff's comments and clarifying its disclosure, it is apparent that we have not precisely articulated what the Company means by international sales. Although the end users of almost 50% of our alfalfa seed are farmers in foreign countries, the Company sells to Genetics International, Inc., a domestic distributor that then sells the seed to its customers in Saudi Arabia and elsewhere. Therefore, we have clarified the disclosure to state that the Company sells to international markets via U.S.-based distributors. Moreover, transactions with our distributor are conducted entirely in U.S. dollars, so we do not incur currency risk. We are further advised that our distributor's business transactions are denominated in U.S. dollars.

        For the foregoing reasons, the Company does not believe that a foreign currency exchange risk factor or any additional disclosure regarding foreign sales risks would be appropriate. Therefore, we respectfully request that the Staff waive this comment. The Company has, however, revised the disclosure throughout the Amendment to more carefully distinguish between sales it makes to its customers and sales by its customers to foreign end users.

        32.   We note that Mr. Sheesley was the former head of the UC Davis Alfalfa Testing and Development Program. Please clarify when he was in this employment position, when he began working for your company in any capacity, and the nature of his employment with your company.

        Response:    In response to the Staff's comment, the Company has revised the Management section of the Amendment to include Mr. Sheesley as a key consultant and deleted references to his background elsewhere in the Amendment. Please see page 58.

        33.   We note the disclosure on page 10 that your top three customers accounted for approximately 61% of net sales in 2009. Please discuss your dependence on one or a few material customers in this section. See Item 101(h)(4)(vi) of Regulation S-K. To the extent that any customer accounts for more than 10% of revenues, please identify. Lastly, to the extent required, please file the agreements with your material customers.

        Response:    We are dependent upon sales to our two largest distributors, Genetics International, Inc. and S.C.A.L.E. Ag Services, which accounted for approximately 43% and 11% of our fiscal 2009 net revenue, respectively. Genetics International distributes our products to Saudi Arabia and other foreign countries. S.C.A.L.E. distributes our products to its customers in the United States. In response to the Staff's comment, the Company has revised the Risk Factor on page 10 to expressly disclose the names of these two distributors and has removed any reference to the third customer, since its sales fall below the 10% threshold. With respect to the Staff's request to discuss the Company's dependence on a small number of material customers, we believe that we did discuss that issue in the original Registration Statement. However, the second paragraph of the Risk Factor on page 11 has been revised to emphasize the dependence on these two key customers.

        34.   We note the disclosure on page 11 that three growers accounted for approximately 44% of your total seed purchases from growers. Please discuss the source and availability of the raw materials and the names of the principal suppliers. See Item 101(h)(4)(vi) of Regulation S-K. Lastly, to the extent required, please file the agreements with your material growers.

        Response:    Please be advised that the largest three growers under contract to supply alfalfa seed to the Company during the past harvest season that ended in the fall of 2009 were Double L Ranch, Triangle T Ranch and WC Davis. Each of these growers are farming organizations that have operated for decades in the San Joaquin Valley of California. Their respective farming operations and alfalfa seed farm lands are located within a roughly 90 mile radius of the S&W processing factory. Each of the these growers has produced alfalfa seed under annual production agreements with the Company for many years. In response to the Staff's comment, the risk factor on page 12 has been revised to expressly name the largest growers on whom the Company is currently dependent. Because (i) the arrangements with these growers are made annually in the ordinary course of business, (ii) on a one-page form that is identical from grower to grower other than to specify the estimated number of acres to be planted that year and the price to be paid, (iii) without detailed contractual terms and conditions, the Company does not believe that these are material contracts of the nature required to be filed pursuant to Item 101(h)(4)(vi) of Regulation S-K. Accordingly, we have not filed them.

        35.   Please include the number of total employees, in addition to the number of full-time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

        Response:    In response to the Staff's comment relating to the total number of employees, the Employees subsection of the Business section has been updated to include all employees, both full-time and part-time, plus the consultants who serve as our executive officers, as of February 28, 2010. Please see page 55.

        36.   Please expand to provide additional disclosure about your distribution network, including your credit policies and payment terms and any right to return unsold goods.

        Response:    In response to the Staff's comment, the Company has expanded the scope of the subsection from "Sales and Marketing" to "Sales, Marketing and Distribution." Included under this subheading is a detailed discussion of the Company's distribution network, credit policies, payment terms and its policy regarding right to return unsold goods. Please see Page 56.

Management, page 51

        37.   Please disclose the amount and percent of time each officer devotes to the company.

        Response:    In response to the Staff's request that the Company specifically disclose the amount of time that its executive officers devote to the business, we have revised the biographies to state that both the CEO and CFO spend approximately 80 hours per month on the Company's business but will devote such time as is necessary to carry out their respective functions. However, despite the Staff's request, we have not equated those hours to a percentage of their time because neither the CEO nor the CFO work a fixed 40-hour week and, therefore, assigning a percentage of their time would be arbitrary and, we believe, misleading. Consequently, we respectfully request that the Staff waive that portion of this comment. Please see page 51.

Executive Compensation, page 54

        38.   We note the disclosure that prior to this offering you plan to enter into a management services agreement with Triangle T Partners LLC to provide CEO and other management services. Please revise to indicate whether Mr. Grewal, or any other officers, received any indirect compensation for services rendered to you through Triangle T Partners. In this regard it was unclear whether the company had a prior formal or informal management services agreement with Triangle T Partners, LLC.

        Response:    In response to the Staff's comment, the Company has revised the Amendment at page 60 to clarify that Mr. Grewal has received no compensation from Triangle T Partners, LLC or any other source as indirect compensation for performing services to the Company. The Company had no formal or informal management services agreement with Triangle T Partners, and all of the Company's day-to-day operations were and are conducted by the Company's full-time employees and consultants. In consideration of the Staff's comment, the Company has expanded the Management section of the Amendment to further disclose the names and job responsibilities of these individuals. Please see page 56.

        39.   Please revise to summarize the material terms of the management services agreement with Triangle T Partners, LLC when it is entered into. Also, revise to file this agreement and any other employment agreements as they are entered into.

        Response:    Since the filing of the original Registration Statement, the Company has decided to put Mr. Grewal on the payroll as a part-time employee, rather than employing him under a management services agreement with Triangle T Partners. Therefore, we respectfully request that the Staff waive this comment.

Related Parties Transactions, page 59

        40.   Please add disclosure in this section regarding the purchase of the general partnership interest that was completed in January 2010 and the remaining 15% interest that will be purchased upon the closing of the IPO.

        Response:    The Company did not initially include the details surrounding the purchase of the Partnership by Seed Holding in the Related Party Transactions section of the Registration Statement because the transaction was an arm's length transaction among unrelated parties, and none of the participants are officers, directors or principal stockholders of the Company. However, in response to the Staff's comment, the Company has expanded the Related Party disclosure to include the details of the December 2009 transactions pursuant to which Seed Holding acquired an additional 25% of the Partnership, the Section 351 exchange transaction completed in January 2010 and the purchase of the remaining 15% partnership interest that will be purchased upon the closing of this offering. Please see page 65.

        41.   We note the disclosure in footnote nine to the financial statements that S&W entered into various verbal non-interest bearing revolving loan agreements with general partners of S&W. Please add disclosure in this section as required by Item 404 of Regulation S-K.

        Response:    The Company did not include a discussion of the various loans made by and to the general partners with the Partnership in the original Registration Statement because none of these partners are executive officers, directors or principal stockholders of the Company or its subsidiaries, and the Partnership is not a subsidiary of the issuer. Moreover, the working capital loans between the Partnership and its general partners occurred frequently in the normal course of operations, amounting to hundreds of transactions during the two-year period required to be disclosed under Item 404 of Regulation S-K. The Company believes that detailing these loans in the manner required by Item 404 would add voluminous disclosure but would provide virtually no informational benefit to prospective investors, even if it were to concede that disclosure is required. However, in response to the Staff's comment, additional discussion has been added to the Related Party Transactions section to disclose the fact that the Partnership and its general partners did engage in this course of conduct, and to set forth the net balances of these loans at June 30, 2008 and 2009, and at December 31, 2009. Please see page 65.

Principal Stockholders, page 60

        42.   We note the disclosure on page 61 that you have 3 million shares of common stock outstanding held by three stockholders. The principal stockholders table reflects two shareholders owning approximately 93.5% of the common stock outstanding. That leaves approximately 6.5% of the common stock with the one remaining shareholder. Item 403 of Regulation S-K requires disclosure of beneficial owners of more than 5% of the common stock. Please revise or advise.

        Response:    Please be advised that the reference to three stockholders on page 61 of the original Registration Statement was incorrect and should have been eight instead of three. That correction has been made in the Amendment on page 68. None of the additional five stockholders owns 5% or more of the outstanding shares and therefore no additional stockholders need to be added to the Principal Stockholders table.

Shares Eligible for Future Sale, page 65

        43.   Your page 65 paragraph beginning "[s]uch sales by affiliates must also comply . . ." implies that your offering includes shares registered for resale by referring to "selling stockholders.. . . selling their shares pursuant to this prospectus." Please advise or revise.

        Response:    Having considered the Staff's comment, the Company has revised the disclosure in Shares Eligible for Future Sale to delete language referring to selling stockholders that inadvertently was included in the original Registration Statement. Please see page 72.

Underwriting, page 66

        44.   Please clarify the disclosure on page 69 under Lock-Up Agreements to indicate whether there are any 10b5-1 trading plans currently in place.

        Response:    Please be advised that there are no 10b5-1 trading plans currently in place and none are anticipated to be entered into during the duration of the lock-up agreements. The Company modified the discussion of the lockup agreements on page 77 to clarify that no 10b5-1 plans current exist.

Seed Holding, LLC

Consolidated Financial Statements

General

        45.   Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with all amendments.

        Response:    The Company is aware that its unaudited financial statements for the three months ended September 30, 2009 have gone stale, and therefore, the Amendment has substituted in their place the Company's unaudited financial statements for the six months ended December 31, 2009. In addition, the Company has included as Exhibit 23.2 a currently dated consent of M&K CPAS, PLLC.

Note to Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies

General

        46.   We note that approximately 45% of your seed shipments are to customers outside of the United States. Please revise to provide footnote disclosure regarding your accounting policies related to international transactions (e.g., accounting for transactions denominated in foreign currencies, differences in revenue recognition policies, etc). In addition, please provide the disclosure required by FASB ASC 280-10-50-41.

        Response:    As previously discussed in response to Comment No. 18, the disclosure throughout the Amendment has been revised to clarify that the Company has no international sales. Instead, as previously noted, a large percentage of the Company's seed is sold internationally, but the Company's sale is to its domestic distributor. For the foregoing reason, the Company respectfully requests that the Staff waive this comment.

Revenue Recognition, F-9

        47.   We note your disclosure per page 16 which indicates that your credit terms require payment within 60 days of product receipt. It appears that you bear the risk of loss until your customers have received their shipments (i.e., payment would not be due if the product was not received). However, your revenue recognition policy states that title passes to your customers at the time of shipment. Please revise your disclosure to consistently indicate the point at which title passes to your customers.

        Response:    In response to the Staff's comment, the disclosure regarding risk of loss has been clarified. The revenue recognition policy, which states that title passes to our customers at the time of shipment is correct. Disclosure has been added to the revenue recognition policy in Note 2 to clarify that when selling to dealers who distribute the Company's seed internationally, title is transferred at the time the product is delivered to the port of debarkation. In no instance is it the case that the Company bears the risk of loss until the customers receive their shipments. The statement in the original Registration Statement that implied the Company legally bears the risk of loss until shipments are received has been deleted. Please see page F-9 to review the revised revenue recognition policy in its entirety.

        48.   Please disclose your revenue recognition policy for milling services. Refer to SAB Topic 13.

        Response:    Although milling services does not represent a material portion of the Company's business, in response to the Staff's comment, the revenue recognition section of Note 2 has been expanded to discuss the Company's revenue recognition policy relating to milling services. Please see page F-9.

        49.   Please disclose your accounting policy for shipping and handling costs (i.e., costs incurred to deliver products to your customers). Refer to FASB ASC 605-45-502.

        Response:    In response to the Staff's comment, the Company has added an additional disclosure to its accounting policy on shipping and handling costs to clarify that in most instances, products are shipped F.O.B. shipping point and therefore the Company is not obligated to pay for shipping or any costs associated with delivery. The revised policy further articulates that were the Company required to pay for outward freight or costs incurred to deliver products, the costs would be included in cost of goods sold. Please see page F-9.

Note 3—Business Combinations, F-15

        50.   We note from your disclosure that on June 28, 2009 you purchased a 60% interest in the S&W Seed general partnership. Please provide a detailed analysis of the relationship between the parties involved in this purchase transaction (S&W Seed Holdings, LLC and S&W Seed Company, Partnership). In addition, please explain the business purpose of this transaction.

        Response:    In response to the Staff's comment, please be advised:

        The transaction was a negotiated arm's length transaction among unrelated parties, and there was no prior business relationship between the parties to the purchase of general partnership interests in S&W Seed general partnership, namely Seed Holding, LLC, the general partnership or any of the general partners. The five general partners at the time of the purchase transaction in June 2008 were: Silveira Bros., a general partnership, Kathryn A. Munding-McCollister, Harry Hansen, Hollis Green and Donald W. McCollister. The partners of Silveira Bros. are Dudley Silveira, Darrell Silveira, Rick Blanchard and Allison Blanchard. None of these partners have or had any relationship to Seed Holding or to Yellowjacket, LP, the sole member of Seed Holding at the time of the purchase agreement. None of these partners are stockholders in the Company other than Donald W. McCollister, who owns 69,000 shares of the Company's Common Stock as a result of the Section 351 exchange transaction in January

2010. Mr. McCollister became a 2.3% member of Seed Holding in December 2009, when he and Seed Holding negotiated an amendment to the partnership purchase agreement under which Seed Holding agreed to purchase Mr. McCollister's 10% partnership interest, which he previously had not intended to sell. The partners' business decision to sell their partnership interests to Seed Holding was motivated by the fact that, other than Mr. McCollister, they had plans to retire, being in their 70's and 80's.

        The main business reason for structuring the purchase as it was structured was to allow a gradual "phase in" of a new management team without disruption of the ongoing business and its longstanding grower and customer relationships.

        Although the Company does not believe that this detailed analysis will be particularly useful to new investors and therefore has provided it supplementally for the Staff, Note 3 has been revised to include a statement clarifying that the transactions between Seed Holding and the general partners of S&W Seed Company were arm's length transactions between unrelated parties. Please see page F-15.

Note 10—Subsequent Events, F-21

        51.   We note from your disclosure that on January 28, 2010, the members transferred 100% of their ownership to S&W Seed Company in exchange for 3,000,000 shares of common stock. Please provide a detailed analysis of the relationship between the parties involved in this purchase transaction (i.e. S&W Seed Holdings, LLC and S&W Seed Company). In addition, please explain the business purpose of this transaction and what the benefit is to you and the shareholders.

        Response:    Please be advised as follows:

        Seed Holding, LLC, a Nevada limited liability company, was formed in June 2008. The initial sole member of the LLC was Yellowjacket, LP, a Nevada limited partnership. Yellowjacket has 11 limited partners and a corporate general partner, Glenbrook Capital Management, a Nevada corporation. Grover T. Wickersham, S&W Seed Delaware's Chairman of the Board, owns a 13% limited partnership interest in Yellowjacket. At the time of the Section 351 exchange, Seed Holding had three members—Yellowjacket, Triangle T Partners, LLC and Donald W. McCollister. Triangle T Partners and McCollister each owned less than 10% interests in the LLC. acquired his interest as part of the buyout of his S&W Seed general partnership interest.

        The issuer, S&W Seed Company, a Delaware corporation, was formed in October 2009. It has eight stockholders. Three stockholders acquired their shares in the section 351 exchange transaction. The five remaining stockholders, each of whom has a direct or indirect customer relationship with the Company, acquired their shares in a private transaction from Yellowjacket. As the Staff is aware, Triangle T Partners is a grower and a customer of S&W Seed. Mr. McCollister is its principal sales person. In other words, all of the pre-IPO stockholders, other than Yellowjacket, have direct or indirect business relationships with the Company, and Yellowjacket has a relationship with Mr. Wickersham, the Company's Chairman.

        Conducting a business as a general partnership imposes significant legal and practical limitations on equity investment. The use of a limited liability company ("LLC") as the nominal owner of the former general partnership business was done so that the company could avail itself of the limitations on ownership liability that the law provides for LLC's and was recommended by our professional advisors. Formation of the corporation was done for the business purpose of seeking conventional equity investment in the form of common and preferred stock in the future.

        We have provided this detailed analysis supplementally to the Staff but have not inserted it in its entirety into Note 10 because the Company believes the details do not provide meaningful information that adds to the reader's understanding of the transactions already described in the Notes to Financial Statements. If the Staff disagrees with this conclusion, the Company will consider revising the subsequent event note in a subsequent amendment.

Note 11—Pro Forma Financial Information, F-21

        52.   Please revise to disclose the statutory tax rate used to calculate the pro forma income tax expense for S&W Seed Company or provide disclosure as to why income taxes were not calculated utilizing the statutory tax rate.

        Response:    In connection with the presentation of the pro forma Consolidated Statements of Operations included in Note 11, the Company has revised its disclosure within the pro forma financial statements to include the statutory tax rate of 42.84%, which consists of 34% for federal income taxes and 8.84% for state income taxes. Please see Page F-24.

Part II

Item 17

        53.   Please revise to provide the undertakings associated with Item 512(a) of Regulation S-K.

        Response:    The Company has reviewed the undertakings required by Item 512(a) and has revised Item 17 of Part II of the Amendment to include all of the required undertakings. Please see page II-4.

Exhibits

        54.   We note that you have entered into agreements or arrangement with Triangle T for alfalfa seed production and to source stevia leaf for your pilot trails. Please file all agreements with Triangle T.

        Response:    Although the Company sometimes refers to its arrangements with its growers, including Triangle T, as "contracts," they actually amount to little more than purchase orders, and very abbreviated purchase orders at that. There are no detailed terms and conditions, and no exact number of acres to be planted. Please also note that the arrangements with Triangle T are identical to those with all of its growers. The one-page form agreements only differ from grower to grower in the number of acres estimated for planting and the name of the seed variety to which those acres apply. The Company is supplementally providing copies for the Staff's review. If, after reviewing these documents, the Staff believes that they still should be filed as material contracts, the Company will promptly file a confidential treatment request based on the Company's belief that the quoted price is confidential information, the disclosure of which would create competitive harm to the Company.

        Please be advised that the parties have not entered into a contract for the stevia pilot production. They are simply operating on a "hand shake," that Triangle T will plant the stevia varieties provided by the Company this spring, and the Company will make Triangle T whole for doing so by reimbursing its direct and indirect costs. There also is not a contract between Triangle T and the Company for purchase of alfalfa seed.

        55.   Please file the lock-up agreement, which the underwriting agreement lists as exhibit B.

        Response:    In response to the Staff's comment, the lockup agreement has been filed as Exhibit 1.2 to the Amendment.

        56.   We note that you have not filed several agreements, including a form of unit, common stock certificate, warrant, warrant agreement, and your legality opinion. Please note that we frequently comment on these documents and allow for sufficient time for us to do so.

        Response:    We note that the Staff will need sufficient time to review the as-yet unfiled documents such as the specimen certificates, the warrant agreement and our firm's legality opinion. We intend to file these documents in a future amendment, but will do so with sufficient time to allow the Staff time to complete its review.

Exhibit 3.3

        57.   We note that this exhibit references provisions from your operating agreement setting forth terms applicable to this transaction. Therefore, please file the operating agreement referenced in the recitals to this document, including any amendments. We note the references to various amendments to these agreements on page F-20. Please file the original and any amendments to this Purchase and Assignment of Membership Interests agreement.

        Response:    Please note that after several small amendments to the Operating Agreement, an Amended and Restated Operating Agreement of Seed Holding, LLC was entered into. It is that document that is filed as Exhibit 3.4 to the Amendment, since it is the current operative document and has superseded the original Operating Agreement and its various amendments.

Exhibit 10.3

        58.   Section 211 to this agreement indicates that disclosures were made to Wells Fargo with respect to certain environmental matters in a separate letter. We also note that Section 3.1(b) lists a number of documents that were to be executed and provided to the bank. Please file these documents as exhibits to Exhibit 10.3 or explain why you believe disclosure is not required.

        Response:    With respect to the December 2008 Wells Fargo Bank line of credit, the Company originally filed all of the operative agreements—the Credit Agreement, the Note, the Security Agreement and all of the Guarantees. The documents that were not filed are not agreements, but rather, certificates, resolutions and the like, which do not add to the investor's understanding of the transaction. However, in response to the Staff's comment, the Company has filed as Exhibit 10.10 all of the remaining ancillary documents that were executed and provided to Wells Fargo in connection with the original line of credit transaction in December 2008. Please note that the reference in Section 2.11 of the Credit Agreement to a writing pre-dating the transaction regarding environmental compliance, we have verified that no letter or other instrument pertaining to this issue exists. That phrase was included in the paragraph as a means to modify the representation in the event the Company could not make the representation as set forth. In fact, the Company was able to give a clean environmental compliance representation, and no side writing was needed. Please note further that the Company has also filed as Exhibits 10.11 and 10.12 the First Amendment to Credit Agreement, dated February 26, 2010 and a new Revolving Line of Credit Note, also dated February 26, 2010 (which note replaces Exhibit 10.4), which are the operative documents that renewed the line of credit through April 1, 2011.

        If you have any questions or further comments regarding Amendment No. 1, please do not hesitate to contact me at (650) 323-6400 x14. We believe we have responded fully to all of the Staff's comments and would greatly appreciate your prompt review of the Amendment. Thank you very much for your continued assistance and courtesy.

Very truly yours,
/s/ DEBBIE WEINER Debra K. Weiner
cc:
Jay Williamson
Pam Howell
Ethan Horowitz
Mark S. Grewal
Matthew K. Szot
Grover T. Wickersham
Mark A. von Bergen
Jason Barker
Lorraine Maxfield
Joseph P. Sullivan
Casey Kinchen

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